TRANS HEX GROUP LIMITED

REG NO. 1963/007579/06

405 VOORTREKKER ROAD, P O BOX 723, PAROW 7499, CAPE TOWN • REPUBLIC OF SOUTH AFRICA
[redacted], FAX +27 21 937 2100 • www.transhex.co.za •

TRANS HEX

08000073

GJZ/mb/ADR
2007-11-23

Securities and Exchange Commission
ADR Division of Corporate Finance
450 Fifth Street, N W
WASHINGTON, D C 20549
UNITED STATES OF AMERICA

SUPPL

Sir

TRANS HEX GROUP LIMITED (FILE NO 82-4011) - RULE 12g3-2(b)
INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

With reference to Trans Hex Group Limited's (the Company) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copies of the following documents :

1. A copy of the minutes of the 27th Annual General Meeting which was sent to the JSE Limited in terms of their rules;

2. A copy of Form CM 29 dated 23 November 2007 which was sent to the Registrar of Companies thereby notifying the Registrar of the appointment of Mr M J Carstens as Executive Director : S A Land Operations of Trans Hex Group Limited. The JSE Limited South Africa has received copies thereof;

3. Interim Financial Results for the six months ended 30 September 2007.

This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please contact the undersigned at +27 21 937 2000 should you have any queries regarding the above.

Yours faithfully

G J ZACHARIAS
COMPANY SECRETARY

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

TRANS HEX GROUP LIMITED

(The Company or Trans Hex)

Minutes of the twenty-seventh Annual General Meeting of Shareholders of Trans Hex held on Friday 3 August 2007 at the Company's registered office, being 405 Voortrekker Road, Parow, South Africa

1. **CHAIRMAN**

   The chairman, Mr P L Zim, presided.

2. **WELCOME**

   The chairman welcomed all shareholders, directors and invitees to the twenty-seventh Annual General Meeting of Shareholders.

3. **QUORUM**

   The chairman reported that 11 shareholders holding 68 289 309 shares, being 75,9% of the total issued shares, were represented in person or by proxy at the meeting. The chairman noted that he was proxy holder for 37 374 341 shares.

   The chairman declared that the necessary quorum was present and the meeting was accordingly duly constituted.

4. **NOTICE OF MEETING**

   It was agreed that the notice convening the meeting be taken as read.

5. **AUDITORS' REPORT**

   The chairman proposed, and it was unanimously agreed that the auditors' report, forming part of the audited annual financial statements of the company and of the group for the year ended 31 March 2007, as issued to members, be taken as read.

6. **ANNUAL FINANCIAL STATEMENTS**

The Chairman proposed that the annual financial statements for the year ended 31 March 2007, copies of which had been forwarded to shareholders and which were tabled, be confirmed and adopted. Mr Delport seconded the motion.

It was unanimously agreed that the annual financial statements for the year ended 31 March 2007, incorporating the Review of Operations and the report of directors, be confirmed and adopted.

7. **NON-EXECUTIVE DIRECTORS' REMUNERATION**

It was agreed by the required majority that the payment of an amount of R750 653 to non-executive directors, as fees for services during the past financial year, be confirmed.

8. **DIRECTORATE**

As the Chairman was a retiring director, the Deputy Chairman, Mr van Rooyen assumed the chairmanship of the meeting for the purposes of overseeing this resolution.

The Chairman reported that in terms of the Company's Articles of Association, non-executive directors appointed during the year retain office only until the next Annual General Meeting of the Company. Accordingly Mr Pienaar and himself retired as directors but were available for re-election. He noted that Mr Martin who retired by rotation from the board at this meeting, was eligible and available for re-election. No further nominations had been received for the vacant seats on the board.

It was RESOLVED that :

1) **the re-election of the retiring directors be performed by means of a single resolution.**

2) **Messrs Zim, Pienaar and Martin be re-elected as directors of the Company.**

Mr Zim resumed chairmanship of the meeting.

9. **UNISSUED ORDINARY SHARES (ORDINARY RESOLUTION NUMBER 1)**

Mr Zim reported that of the 210 045 325 unissued ordinary shares in the capital of the company, 4 497 733 ordinary shares are specifically

reserved for the purposes of the company's share schemes. Accordingly it was requested that the 4 497 733 reserved shares, being not more than 5% of the issued share capital of the Company, be placed under the control of the directors, who are authorised to issue and allot such shares in terms of the share scheme.

It was RESOLVED by the required majority, that ordinary resolution number 1, as contained in the notice of general meeting, be approved.

10. **ORDINARY RESOLUTION NUMBER 2**

The chairman noted that ordinary resolution number 2 places a further 15% of the authorised but unissued ordinary shares in the capital of the Company under the control of the directors and grants to them a general authority to allot and issue such shares at their discretion in terms of and subject to the provisions of the Companies Act, the Articles of Association of the Company and the Listings Requirements of the JSE Limited (JSE).

It was RESOLVED by the required majority, that ordinary resolution number 2, as contained in the notice of general meeting, be approved.

11. **ORDINARY RESOLUTION NUMBER 3**

The chairman noted that ordinary resolution number 3 provided for the granting to directors of a general authority, to allot and issue for cash all or any of the authorised but unissued shares placed under their control in terms of the previous ordinary resolutions. He proposed the passing of ordinary resolution number 3 as contained in the notice of meeting.

It was RESOLVED by the required majority, that ordinary resolution number 3, as contained in the notice of general meeting, be approved.

12. **SPECIAL RESOLUTION NUMBER 1**

The Chairman noted that Special Resolution Number 1, as recorded in the Notice of Annual General Meeting, provided for the granting of a general authority to the Company's directors to repurchase, on behalf of the Company or a subsidiary company, issued shares in Trans Hex subject to the limitations as stipulated by the JSE and by the Companies Act. The Chairman commented that the Board had no immediate intention to use such authority but that the Board was of the opinion that the authority be in place should it become appropriate to undertake a share repurchase in the future.

It was RESOLVED by the required majority, that Special Resolution Number 1, as recorded in the notice of Annual General Meeting, be approved.

13. CLOSURE

All the business of the meeting having been dealt with, the Chairman thanked all shareholders and invitees for their attendance and declared the meeting closed.

CHAIRMAN

PAROW

3 August 2007

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art, 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

COMPANIES Act, 1973, Sec, 216(2), 322(1), 325(1) and 327(1
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom

TRANS HEX GROEP BEPERK
P O BOX 723
PAROW
7499

Registrasie No. van Maatskappy
Registration No. of Company

1963/007579/06

Opgawe van besonderhede soos op /
Return of Particulars as at ....23 November 2007........

Verklaring / Statement

Ek, ____
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, GEORGE JOHN ZACHARIAS
(name of director or officer)

state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed ____________________

Datum
Date 23 November 2007

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	DELPORT
2. Volle voorname/Full forenames	LLEWELLYN
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day: 6 2 0 4 0 4 5 2 0 5 0 8 7
5. (a) Datum van aanstelling/Date of appointment	1 July 2004
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	57 MAHOGANY CRESCENT TYGERBERG HILLS 7530
7. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500
8. Posadres/Postal address	P O BOX 723 PAROW 7499
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	MANAGING DIRECTOR
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

1.:	HERTZOG
2.:	EDWIN DE LA HARPE
3.:	
4.:	Jaar Maand Dag / Year Month Day 4 9 0 8 2 0 5 0 6 0 0 0 7
5.: (a)	1 June 1990
(b)	Director
6.:	9 UITSIG STREET ROSENDAL STELLENBOSCH 7600
7.:	MEDI-CLINIC OFFICES STRAND ROAD STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	HOOGENHOUT
2.:	DANIEL MARAIS
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 3 1 1 2 1 5 0 9 1 0 0 6
5.: (a)	2 June 1988
(b)	Director
6.:	21 JONKERSHOEK STREET STELLENBOSCH 7600
7.:	21 JONKERSHOEK STREET STELLENBOSCH 7600
8.:	21 JONKERSHOEK STREET STELLENBOSCH 7600
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	ZIM
2.:	POLELO LAZARUS
3.:	
4.:	Jaar Maand Dag / Year Month Day 6 0 0 8 2 2 5 7 8 2 0 8 2
5.: (a)	9 May 2007
(b)	Director
6.:	105 FORREST ROAD ATHOLL SANDTON 2196
7.:	135 WEST STREET SANDTON 2196
8.:	P O BOX 652460 BENMORE 2010
9.:	South African
10.:	EXECUTIVE CHAIRMAN
11.:	Yes
12.:	No Change

1.:	PIENAAR
2.:	PETRUS CORNELIUS
3.:	
4.:	Jaar Maand Dag / Year Month Day 6 4 0 5 0 5 5 0 7 4 0 0 8
5.: (a)	9 May 2007
(b)	Director
6.:	5 BROOM MANOR JOHN STREET BRYANSTON 2021
7.:	1 ALBURY PARK MAGALIESZICHT AVENUE DUNKELD WEST 2196
8.:	P O BOX 413420 CRAIGHALL 2024
9.:	South African
10.:	EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

1.:	MARTIN
2.:	ALWYN REGINALD
3.:	
4.:	Jaar Maand Dag / Year Month Day 3 8 0 5 0 9 5 1 1 8 0 1 3
5.: (a)	20 November 1997
(b)	Director
6.:	62A STIGLINGH ROAD RIVONIA 2128
7.:	62A STIGLINGH ROAD RIVONIA 2128
8.:	P O BOX 3254 RIVONIA 2128
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	FALCK
2.:	DENIS MARTIN
3.:	
4.:	Jaar Maand Dag / Year Month Day 4 5 1 2 1 1 5 0 6 3 0 8 3
5.: (a)	7 November 2005
(b)	Director
6.:	9 ORANJE AVENUE UNIEPARK STELLENBOSCH 7599
7.:	CARPE DIEM OFFICE PARK QUANTUM STREET TECHNO PARK STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	VAN ROOYEN	LOUBSER
2.:	BERNARD RENIER	MAGDALENA SUSANNA
3.:		
4.: Jaar/Year Maand/Month Dag/Day	3309225073008	5912190016080
5.: (a)	4 October 1993	23 November 2001
(b)	Director	Director
6.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195	108 ODENDAAL STREET AURORA DURBANVILLE 7550
7.:	1 ALBURY PARK MAGALIESZICHT AVENUE DUNKELD WEST 2196	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 85367 EMMARENTIA 2029	P O BOX 723 PAROW 7499
9.:	South African	South African
10.:	BUSINESSMAN	FINANCIAL DIRECTOR
11.:	Yes	Yes
12.:	No Change	No Change

B. Ouditeur / Auditor

1. Naam/Name: PRICEWATERHOUSECOOPERS INC
2. Datum van aanstelling/Date of appointment: 24 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.: No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes / Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer / Dated: 23 November 2007

Naam van maatskappy / Name of company: TRANS HEX GROEP BEPERK

Posadres / Postal address: P O BOX 723 PAROW

7499

Datum ontvang / Date received

Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of companies registration office

C. Beamptes en Plaaslike Bestuurders/Officers and local Managers

Registrasie No. van maatskappy

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van / Surname	ZACHARIAS
2. Volle voorname/ Full Forenames	GEORGE JOHN
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day: 5 8 0 4 2 3 5 8 1 2 0 8 8
5. (a) Datum van aanstelling/Date of appointment	1 May 1999
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	26 BOKKEMANSKLOOF STREET HOUT BAY 7800
8. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500
9. Posadres/Postal address	P O BOX 723 PAROW 7499
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

LIST OF DIRECTORS CONTINUED.......

1.:	CARSTENS
2.:	MERVYN JACQUES
3.:	
4.:	Jaar Year | Maand Month | Dag Day 6 | 3 | 1 | 0 | 0 | 7 | 5 | 1 | 8 | 4 | 0 | 8 | 2
5.: (a)	12 November 2007
5.: (b)	Director
6.:	06 RIETBAAI CLOSE WATERFRONT LANGEBAAN 7357
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	EXECUTIVE DIRECTOR : SA LAND OPERA
11.:	Yes
12.:	New Appointment - 12 November 2007

1.:	
2.:	
3.:	
4.:	Jaar Year | Maand Month | Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year | Maand Month | Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year | Maand Month | Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year | Maand Month | Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.:	Jaar Year | Maand Month | Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

TRANS HEX

UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007
AND CASH DIVIDEND DECLARATION



TRANS HEX GROUP LIMITED

EXPLORATION, MINING AND MARKETING OF DIAMONDS

abridged consolidated **income statement**

	Six months ended 30/09/07 Unaudited R'000	Six months ended 30/09/06 Reviewed R'000	Year ended 31/03/07 Audited R'000
Sales revenue (Note 1)	**418 102**	479 103	1 035 811
Cost of goods sold	**(374 397)**	(388 731)	(792 420)
Gross income	**43 705**	90 372	243 391
Royalties: Namaqualand Diamond Fund Trust	**(13 147)**	(16 064)	(34 168)
Selling and administration costs	**(40 341)**	(37 109)	(84 468)
Mining income	**(9 783)**	37 199	124 755
Other financial income (Note 2)	**10 254**	11 346	17 123
Finance costs	**(3 275)**	(3 964)	(8 701)
Exploration costs	**(20 103)**	(23 211)	(52 267)
Reversal of impairment of assets (Note 7)	**19 513**	–	24 286
Share of results of associated companies	**(6)**	(9)	(10)
(Loss)/profit before income tax	**(3 400)**	21 361	105 186
Income tax	**(7 693)**	(18 585)	(63 463)
(Loss)/profit for the period	**(11 093)**	2 776	41 723
Earnings per share (cents)			
• Basic	**(10,5)**	2,6	39,4
• Diluted	**(10,5)**	2,6	39,3
• Headline	**(29,9)**	7,5	21,7
Dividend per share (cents)	**5,0**	5,0	20,0
Total number of shares in issue ('000)	**89 955**	89 872	89 955
Weighted average issued shares ('000)	**105 955**	105 872	105 880
Average US$ exchange rate	**7,12**	6,79	7,03

abridged consolidated statement of **changes in equity**

	Six months ended 30/09/07 Unaudited R'000	Six months ended 30/09/06 Reviewed R'000	Year ended 31/03/07 Audited R'000
Balance at 1 April	**1 009 435**	961 373	961 373
Net (loss)/profit for the period	**(11 093)**	2 776	41 723
Dividends paid	**(13 493)**	(8 998)	(13 492)
Translation differences on foreign subsidiaries	**(1 937)**	25 582	19 259
Fair value adjustment on available-for-sale financial assets	**(801)**	(1 147)	561
Share-based payments	**24**	317	(1 062)
Cash flow hedges	**–**	(18 504)	–
Issue of share capital	**–**	160	1 073
Balance at end of period	**982 135**	961 559	1 009 435

abridged consolidated **balance sheet**

	Six months ended 30/09/07 Unaudited R'000	Six months ended 30/09/06 Reviewed R'000	Year ended 31/03/07 Audited R'000
Assets			
Property, plant and equipment	**690 791**	682 922	679 571
Goodwill	**37 096**	37 096	37 096
Financial assets	**190 033**	248 025	209 707
Deferred income tax assets	**2 704**	7 787	5 408
Current assets	**388 933**	374 076	479 619
Inventory	**108 081**	117 486	115 223
Trade and other receivables	**81 601**	117 881	82 384
Current income tax	**19 010**	–	1 867
Cash and cash equivalents	**180 241**	138 709	280 145
Non-current assets classified as held for sale	**114 315**	72 845	97 599
	1 423 872	1 422 751	1 509 000
Equity and liabilities			
Total shareholders' interest	**982 135**	961 559	1 009 435
Long-term borrowings	**24 193**	9 324	18 157
Deferred taxation	**151 055**	159 613	159 561
Provisions	**41 541**	39 301	41 230
Current liabilities	**220 260**	248 266	275 929
Short-term borrowings	**40 993**	17 528	52 481
Bank overdraft	**4 764**	46 359	30 875
Other	**174 503**	184 379	192 573
Liabilities directly associated with non-current assets classified as held for sale	**4 688**	4 688	4 688
	1 423 872	1 422 751	1 509 000
Net asset value per share (cents)	**1 092**	1 070	1 122

abridged consolidated **cash flow statement**

	Six months ended 30/09/07 Unaudited R'000	Six months ended 30/09/06 Reviewed R'000	Year ended 31/03/07 Audited R'000
Cash available from operating activities	**38 775**	80 674	198 696
Movements in working capital	**15 991**	(10 033)	32 909
Taxation paid	**(43 203)**	(68 695)	(66 030)
Dividend paid	**(13 493)**	(8 958)	(13 492)
Cash utilised by operations	**(1 930)**	(7 012)	152 083
Cash employed	**(71 863)**	(60 023)	(62 198)
Fixed assets			
– Replacement	**(54 099)**	(9 383)	(27 257)
– *Additional*	**(15 724)**	(36 626)	(68 729)
Borrowings	**(5 452)**	(8 203)	35 583
Investments, loans and issue of capital	**3 412**	(5 811)	(1 795)
Net cash flow for the period	**(73 793)**	(67 035)	89 885

notes

	Six months ended 30/09/07 Unaudited R'000	Six months ended 30/09/06 Reviewed R'000	Year ended 31/03/07 Audited R'000
1. Sales revenue			
Bloeddrif mined a high-quality geological feature during the first six months of the 2006/07 financial year. Following completion of the mining of this feature the plant was decommissioned and upgraded to increase throughput and lower production costs to enable the remaining lower grade deposits to be economically mined.	**–**	107 820	119 727
Other operations	**418 102**	371 283	916 084
	418 102	479 103	1 035 811

	Six months ended 30/09/07 Unaudited R'000	Six months ended 30/09/06 Reviewed R'000	Year ended 31/03/07 Audited R'000
2. Other financial income			
Other financial income consists of the following principal categories:			
Interest received	**11 286**	4 208	14 569
Net foreign exchange (loss)/profit	**(1 032)**	7 138	4 193
Rehabilitation provision – unwinding of discount	**–**	–	(1 639)
	10 254	11 346	17 123
3. Reconciliation of headline earnings			
(Loss)/profit for the period	**(11 093)**	2 776	41 723
(Loss)/profit on sale of assets	**(1 069)**	5 156	(1 542)
Before taxation	**(1 132)**	5 557	(2 172)
Taxation	**63**	*(401)*	*630*
Reversal of asset impairment	**(19 513)**	–	(17 244)
Before taxation	**(19 513)**	–	(24 286)
Taxation	**–**	–	7 042
Headline earnings	**(31 675)**	7 932	22 937
4. Capital commitments			
(including amounts authorised, but not yet contracted)	**171 248**	235 745	229 833
These commitments, through to 2009, will be financed from its own resources or borrowed funds.			
5. Segment information			
Carats sold			
South Africa (Land and Shallow Water)	**55 793**	63 950	133 239
Namibia (Marine Vessels)	**21 867**	24 245	44 382
Angola*	**27 562**	27 952	49 767
Sales			
South Africa (Land and Shallow Water)	**343 881**	404 243	893 874
Namibia (Marine Vessels)	**23 544**	21 800	50 949
Angola*	**50 677**	53 060	90 988
Mining income/(loss) before depreciation			
South Africa (Land and Shallow Water)	**71 780**	111 536	301 739
Bloeddrif	**(4 101)**	76 836	64 830
Other operations	**75 881**	34 700	236 909
Namibia (Marine Vessels)	**(7 066)**	(10 751)	(12 986)
Angola*	**(10 702)**	(7 659)	(32 059)

	Six months ended 30/09/07 Unaudited R'000	30/09/06 Reviewed R'000	Year ended 31/03/07 Audited R'000
5. Segment information (continued)			
Mining income/(loss)			
South Africa (Land and Shallow Water)	**33 349**	70 766	217 016
Namibia (Marine Vessels)	**(10 963)**	(11 140)	(20 949)
Angola*	**(32 169)**	(22 427)	(71 312)

* Trans Hex attributable share

6. The **accounting policies** are consistent with the annual report and the corresponding prior year period in accordance with International Financial Reporting Standards. These abridged financial statements comply with IAS34. Income does not accrue evenly throughout the year and the income for the six months, therefore, does not necessarily represent half of a full financial year's income.

7. Reversal of asset impairment

During the 2006 financial year, in light of the lower than anticipated exploration results, the group reviewed the value of its investments in the Tirisano Mine near Ventersdorp and the Middle Orange operations. The review indicated impairment to the value of these investments as well as the Middle Orange operations and in accordance with the provisions of IAS36, the value of these investments was reduced.

Due to the sale of the Tirisano Mine (September 2007) and Middle Orange River operations (March 2007), the value of these operations has been reassessed, resulting in a reversal of the impairment as follows:

	Six months ended 30/09/07 Unaudited R'000	30/09/06 Reviewed R'000	Year ended 31/03/07 Audited R'000
Details of reversal of net assets are as follows:			
Mining plant and equipment	**4 462**	–	11 970
Mining rights	**12 064**	–	12 316
Net current assets	**2 987**	–	–
Net asset impairment reversal before taxation	**19 513**	–	24 286
Deferred taxation	–	–	(7 042)
Net asset impairment reversal	**19 513**	–	17 244

comments

In this commentary, results are compared with the first six months of the 2006/07 financial year (in brackets).

INTRODUCTION

Sales revenue declined primarily as a result of the temporary loss of production from the Bloeddrif plant and a resultant decline in the overall average price per carat being achieved for the Lower Orange River operations. As previously reported, the Bloeddrif plant was decommissioned to enable plant modifications to increase throughput capacity and reduce unit costs. Bloeddrif mined a high-quality geological feature during the first six months of the 2006/07 financial year. Following completion of mining of this feature, the plant was upgraded to enable the remaining lower-grade deposits to be mined economically. Production is scheduled to recommence during *November 2007. South African land operations production for the full year is expected* to be in line with prior year levels.

Notwithstanding the overall loss for the Angolan division, the Luarica operation achieved a much improved performance with mining income after depreciation at R1,4 million (R5,3 million loss). The performance of the Namibian marine operation improved with a reduced operating loss being sustained during the six-month period.

FINANCIAL SUMMARY

The loss for the period amounted to R11 million compared to a profit of R3 million for the comparative period. The group's loss per share was 10,5 cents (earnings per share 2,6 cents) whilst headline loss per share amounted to 29,9 cents (earnings per share 7,5 cents).

Diamond sales decreased by 13% to R418 million (R479 million) and were 17% lower in dollar terms at US$59,1 million (US$71,6 million), mainly due to the short-term decommissioning of the Bloeddrif plant.

Cost of sales decreased by 4% to R374 million (R389 million) and mining income reflected a loss of R9,8 million (R37,2 million profit).

A partial impairment reversal of R19,5 million relating to the disposal of the Tirisano Mine to Etruscan Diamonds (Proprietary) Limited has been accounted for following the sale of Mvelaphanda Exploration's 50% interest in Tirisano.

Cash available from operating activities remains positive. The group embarked on a R200 million, three-year earth-moving equipment replacement cycle at the Lower Orange River operations to be funded out of internal cash resources and borrowings. Due to long lead times on delivery of this equipment, the bulk of this funding will take place during the 2008 and 2009 financial years.

OPERATIONS

Land

SOUTH AFRICA

Production from the South African operations was 9% lower at 46 700 carats (51 200 carats), mainly as a result of the loss of production at the Bloeddrif plant (10 500 carats), which was temporarily de-commissioned during November 2006, pending upgrading to increase production throughput and to lower production cost. This plant is scheduled to resume production during November 2007.

Baken production delivered a strong increase of 21% to 39 300 carats (32 400 carats) mainly as initiatives to lessen production interruptions during the rainy season were successful and improvements in operational efficiencies continued.

As previously announced, the Middle Orange River operations, consisting primarily of the Saxendrift and Niewejaarskraal operations, have been sold to Rockwell Resources RSA (Proprietary) Limited for a purchase consideration of R100,4 million. The sale will be completed upon receipt of the consent of the Minister of Minerals and Energy to the cession and transfer of the underlying mining and prospecting rights.

Production from the two shallow water operations, Port Nolloth and De Punt, declined from 6 700 carats last year to 5 200 carats for the reporting period.

Mvelaphanda Exploration, the joint venture between Trans Hex and Mvelaphanda *Resources Limited, has sold its 50% interest in the Tirisano Mine near Ventersdorp* to Etruscan Diamonds (Proprietary) Limited, which holds the remaining 50% interest in Tirisano. The sale consideration for the 50% interest in the Tirisano Mine, was R50 million, of which R25 million was in cash and the balance in Etruscan Resources Inc shares. Etruscan Resources Inc is a Toronto Stock Exchange listed junior mining company with diamond interests in South Africa and gold interests in West Africa.

ANGOLA

Production at Luarica increased by 15% to 51 700 carats (attributable 18 095 carats) compared to 45 100 carats (attributable 15 785 carats) for the period under review, with an average grade of approximately 12 carats/100 m^3 (13 carats/100 m^3). Initiatives to enhance efficiencies paid off with the project reporting a positive operating profit and cash flows for the period, which enabled repayment of the *investment loan amount to recommence. Sales remained in the* US$315 per carat range.

At Fucauma production increased by 9% to 31 600 carats (attributable 10 112 carats) compared to 28 900 carats (attributable 9 248 carats). Its performance was hampered by continuing operational equipment maintenance and procurement delays, which management is in the process of resolving. Fucauma sales averaged US$180 per carat.

Approximately 81 900 carats (80 000 carats) from the Angolan operations were sold during the period under review, with 27 562 carats attributable to Trans Hex (27 952 carats).

NAMIBIA

The mining vessels, *Mv Ivan Prinsep* and *Mv Namakwa* were utilised during the entire reporting period, for mining and prospecting work in Namibia. The vessels conducted resource development for 34 working days which has resulted in the establishment of a sufficient resource to enable the development of a feasible mining plan for the 2008 calendar year. The *Mv Namakwa* underwent statutory maintenance in Cape Town for the entire month of September 2007.

Production, and subsequently revenue, increased by 8% compared to the same reporting period last year, with a combined total of 18 300 carats.

Exploration

SOUTH AFRICA

The regional kimberlite exploration programme utilising airborne gradiometer technology and conventional methods that commenced in the second quarter of 2005, is progressing. A total of 52 Prospecting Rights had been granted by the Department of Minerals and Energy by September 2007, and 18 more were

submitted during the third quarter of 2007. A number of anomalies remain to be tested.

Further evaluation of various other kimberlitic and alluvial prospects in the Northern Cape and North West Province is in progress following positive first-phase kimberlite indicator sampling and mineral chemical results. Alluvial deposits held by Trans Hex in the Lower Orange region are being re-evaluated and remodelled on a continuous basis to ensure maximum returns.

ANGOLA

Exploration drilling and small-scale sampling on a 100 km^2 portion of the 750 km^2 Luana concession has resulted in the definition of a 1 million carat Inferred Resource at a grade of 18 carats/100 m^3. Bulk sampling of this inferred resource, which started in July 2007, has yielded 1 300 carats at an average grade of 45 carats/100 m^3 and a stone size of 0,44 carats/stone from the 2 803 m^3 treated to date. A further 27 trenches are planned during the next four months to evaluate resources on the western bank of the Luana River, whereafter evaluation of the eastern bank, which has similar potential, will be undertaken. Bulk sampling of the western bank is scheduled for completion in February 2008, after which a feasibility study will be undertaken, followed by investments to place the project into full production.

LIBERIA

The Kpo kimberlite project is a joint venture with London AIM listed Stellar Diamonds formed following the recent restructuring of Mano River Resources. Trans Hex earned a 50% stake in the project by funding exploration to a maximum of US$2,1 million during the first six months of the year. The partners are currently co-funding exploration. The 20tph kimberlite bulk sample plant, which was commissioned in May 2007 commenced full treatment during June 2007. Bulk sampling of the six known kimberlites on the concession is continuing.

THE ROUGH DIAMOND MARKET

Rough diamond prices remained strong throughout the period in line with scarce supply of larger stones in most cutting centres. Consequently, demand for Trans Hex's production remained buoyant throughout the period and we anticipate this scenario to continue going forward.

During the period under review, Trans Hex sold its highest value stone on record in dollar terms, generating US$2,96 million for a 78 carat D colour stone.

DIAMOND-RELATED LEGISLATION

In terms of the recent amendments to the Diamond Act, all producers are required to sell 10% of their South African production to the State Diamond Trader (SDT). Negotiations are currently under way with the SDT to finalise a producer agreement and sales to the SDT expected to commence during 2008.

In addition, the Diamond Export Levy Act, which is due for enactment in the near future, provides for producers to be granted an exemption on the payment of a 5% export duty, provided that 15% by value of Trans Hex's South African production is sold to South African licence holders for local beneficiation.

Consultations with key stakeholders continue and developments are being closely monitored in respect of the Mineral and Petroleum Resources Royalty Bill.

PROSPECTS

Trans Hex anticipates the Lower Orange River production for the full year to be in line with prior year levels. The Bloeddrif plant, which has been modified to increase throughput capacity, with the added potential to decrease unit costs, will be recommissioned during November 2007.

The turnaround strategy to place the Angolan operations in a profit-making position is starting to deliver positive results, with Luarica showing an operating profit, which trend is expected to continue.

The anticipated demand and pricing for the larger sizes of rough diamonds for which Trans Hex is renowned, should mitigate the negative impact that a strong rand may have.

DIRECTOR APPOINTMENT

The Board is pleased to announce the appointment of Mr Mervyn Carstens as Executive Director: SA Land Operations, with immediate effect.

Mr Carstens joined Trans Hex in 1996 as Human Resources Manager. He was appointed Assistant General Manager: Baken mine in 2000, and General Manager of the Middle Orange River Operations in 2002. He currently holds the position of Group Executive: SA Land Operations, a position which he has held since September 2005.

DIVIDEND DECLARATION

The directors have resolved to declare dividend number 54 of 5,0 cents per share for the interim period ended 30 September 2007.

Last day to trade (cum dividend)	Friday, 7 December 2007
First date of trading (ex dividend)	Monday, 10 December 2007
Record date	Friday, 14 December 2007
Payment date	Tuesday, 18 December 2007

Share certificates may not be dematerialised or rematerialised between Monday 10 December 2007 and Friday 14 December 2007, both days inclusive.

By order of the board

PL Zim
Chairman

L Delport
Managing Director

Parow
14 November 2007

REGISTERED OFFICE
405 Voortrekker Road, Parow 7500, PO Box 723, Parow 7499
JSE share code: TSX NSX share code: THX ISIN code: ZAE000018552
Registration number: 1963/007579/06
Incorporated in the Republic of South Africa

TRANSFER SECRETARIES
South Africa
Computershare Investor Services 2004 (Pty) Limited, PO Box 61051, Marshalltown 2107
Namibia
Transfer Secretaries (Pty) Ltd, PO Box 2401, Windhoek

DIRECTORATE
PL Zim (Chairman), BR van Rooyen (Deputy Chairman), L Delport (Managing Director), MJ Carstens, DM Falck, E de la H Hertzog, DM Hoogenhout, MS Loubser, AR Martin, PC Pienaar, GJ Zacharias (Company Secretary)

END

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